

June 9, 2010

Via U.S. Mail and Facsimile

Harry D. Madonna
President and Chief Executive Officer
Republic First Bancorp, Inc.
50 South 16th Street, Suite 2400
Philadelphia, PA 19102

> **Re: Republic First Bancorp, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 2, 2010**
> **File No. 333-166286**

Dear Mr. Madonna:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed June 2, 2010

General

1. Please refer to comment 6 in our letter dated May 12, 2010. The number of shares of common stock to be offered in the offering must be disclosed prior to effectiveness of the registration statement. Please revise accordingly.

Prospectus Cover Page

2. Please revise the prospectus cover page to disclose the percentage of shares of common stock to be reserved for certain directors, officers, convertible trust preferred holders and any other group of investors, if applicable.

Underwriting, page 94

Director, Officer and Securities Holder Participation, page 94

3. Please tell us whether the shares to be acquired by directors, officers and convertible trust preferred holders will be subject to lock-up agreements. If so, please briefly describe the lock-up agreements.

Exhibit 5.1

4. Counsel may limit reliance on the opinion with regard to purpose but not person. Please revise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Harry D. Madonna
Republic First Bancorp, Inc.
June 9, 2010
Page 3

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3434 with any questions.

                                        Sincerely,

                                        Michael R. Clampitt
                                        Senior Attorney

cc: Barry M. Abelson, Esq.
        Donald R. Readlinger, Esq.
            Pepper Hamilton LLP